Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on April 23, 2025.

ASX ANNOUNCEMENT 23 April 2025 Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978 sayonamining.com.au Update on Transaction Regulatory Approvals Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) provides an update on the proposed transaction with Piedmont Lithium Inc. (“Piedmont Lithium”) (NASDAQ:PLL, ASX:PLL) (see announcement on 19 November 2024) (the “Transaction”) that will combine the two companies to create a leading lithium business. Subject to Sayona shareholder approval, the name of the Company will be changed to Elevra Lithium Limited (“Elevra Lithium”) upon completion of the Transaction. The Transaction will result in an approximate 50% / 50% equity holding of shareholders of Sayona and Piedmont Lithium (on a fully diluted basis) in Elevra Lithium immediately following the closing of the Transaction. Since the Transaction announcement, significant progress has been made in preparing for the shareholder vote for both Sayona and Piedmont Lithium. Most recently, Investment Canada Act (ICA) approval has effectively been obtained (with the national security review period expiring without any comments), Hart-Scott-Rodino (HSR) Act approval has effectively been obtained (with the U.S. competition review period expiring without objection) and the Committee on Foreign Investment in the United States (CFIUS) has completed its review and advised that it will take no further action with respect to the Transaction. Completion of the Transaction remains subject to shareholder approval for both companies and other customary conditions for a transaction of this nature and is targeted to close mid-CY2025. An Extraordinary General Meeting (“EGM”) of Sayona shareholders is expected to be held in the first half of CY2025 to seek, amongst other things, approval of: • The Transaction; • The conditional placement of Sayona shares to Resource Capital Fund VIII, L.P. to raise approximately A$69 million (~US$45M, before costs) at A$0.032 per Sayona share (subject to completion of the Transaction); • The consolidation of Sayona shares through the conversion of every 150 Sayona shares held by a Sayona shareholder into 1 Sayona share; and • The change of name of the Company to Elevra Lithium. As previously announced, Sayona has undertaken a review of its issued capital (ASX release 19 November, 2024) and now intends to seek shareholder approval to consolidate its shares at a ratio of 150:1. Additionally, the proposed listing of American Depositary Shares representing Sayona shares (“ADS”) on the Nasdaq will be issued at a ratio of 10:1 post the initial consolidation of Sayona shares (and subject to both Sayona and Piedmont shareholders approving the Transaction). This will result in a reduced number of shares on issue and a proportionally higher share price that we believe is in line with investor expectations and that we expect will be attractive to a broader set of investors. Based on the Sayona share price (A$0.017) and AUD:USD exchange rate (0.64) on 22 April 2025, this would result in a Sayona share price of approximately A$2.55 and an indicative ADS price (post completion of the Transaction) of approximately US$16.32. Please note that: • Sayona intends to proceed with the proposed share consolidation (subject to shareholder approval) irrespective of whether the Transaction completes; and • This proposed share consolidation in and of itself should NOT affect the value of your holding. Please see the worked example of the proposed share consolidation at the end of this release. Further details will be provided in the Notice of Meeting and Explanatory Memorandum that will be sent to Sayona shareholders ahead of the EGM. The exact timing of this meeting will be confirmed and communicated to shareholders once the U.S. Securities and Exchange Commission (“SEC”) completes its review of the Proxy Statement /Prospectus (being a Registration Statement on Form F-4) that will be filed with the SEC and mailed to Piedmont stockholders prior to the Piedmont stockholders’ meeting to approve the Transaction (and other related items). Sayona Managing Director and CEO, Lucas Dow said, "This merger represents an exciting new chapter for our companies, our shareholders, and the broader lithium industry. We are confident that Elevra Lithium will emerge as a leader in the sector, well-positioned to contribute to the global energy transition. I encourage all stakeholders to support the merger ensuring that we capitalise on the significant opportunities ahead." Announcement authorised for release by Mr. Lucas Dow, Managing Director and CEO of Sayona Mining Limited.

Addendum – Example of proposed share consolidation

	Pre-Consolidation	Post-Consolidation (150:1)	Workings
Number of shares held	150,000	1000	= 150,000 / 150
Share price (A$)	0.017	2.55	= 0.017 * 150
Value (A$)	2550	2550	

For more information, please contact:

Andrew Barber
Director of Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au
For more information, please visit us at www.sayonamining.com.au

Additional Information and Where to Find It

In connection with the proposed Transaction, Sayona intends to send its shareholders a notice of meeting and explanatory materials ahead of the EGM and Sayona encourages its shareholders to review those materials in full. Sayona will also file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona's website at sayonamining.com.au or by contacting Sayona's Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont's website at http://www.piedmontlithium.com/ or by contacting Piedmont's Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont's directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona's directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona's or Piedmont's website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

2 Sayona Mining Limited